Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SECONDED AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ANEBULO PHARMACEUTICALS, INC.

Anebulo Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

One: The name of the Corporation is Anebulo Pharmaceuticals, Inc.

Two: The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Corporation’s Seconded Amended and Restated Certificate of Incorporation, as corrected (the “Charter”), to amended and restate Section 4.1 of ARTICLE IV as follows:

“4.1 Authorized Capital Stock. The aggregate number of shares of capital stock that the Corporation is authorized to issue is Fifty-Two Million (52,000,000), of which Fifty Million (50,000,000) shares are common stock having a par value of $0.001 per share (the “Common Stock”), and Two Million (2,000,000) shares are preferred stock having a par value of $0.001 per share (the “Preferred Stock”).”

Three: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

[Signature Page Follows]

In Witness Whereof, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 20th day of November, 2023.

ANEBULO PHARMACEUTICALS, INC.

By:	/s/ Richard Anthony Cunningham
Name:	Richard Anthony Cunningham
Title:	Chief Executive Officer